UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934
___________________

DRYWAVE TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)
___________________

Delaware
(State or other jurisdiction of incorporation)

000-54717
(Commission File No.)

27-1340346
(IRS Employer Identification No.)

167 Penn Street
Washington Boro, Pennsylvania 17582
(717) 215-9872

(Address and Telephone Number of Registrant)
___________________

Approximate Date of Mailing:  October 24, 2013

DRYWAVE TECHNOLOGIES, INC
(Formerly Strategic Dental Management Corp.)
167 Penn Street
Washington Boro, Pennsylvania 17582

Information Statement Pursuant To Section 14(F) Of The
Securities Exchange Act Of 1934 And
Securities And Exchange Commission Rule 14f-1

Notice of Change in the
Majority of the Board of Directors

October 24, 2013

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF DRYWAVE TECHNOLOGIES, INC.

INTRODUCTION

    This Information Statement is being furnished to all holders of record of common stock, par value $0.001, of Drywave Technologies, Inc. a Delaware corporation (formerly known as Strategic Dental Management Corp. a Colorado corporation) (the “Company”), pursuant to the requirements of Section 14(f) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the proposed transactions contemplated by a share exchange and reorganization agreement (the “Share Exchange And Reorganization Agreement”), by and among the Company, Drywave Technologies USA, Inc., a Delaware corporation (“Drywave USA”) and the beneficial stockholders of Drywave USA (the “Drywave USA Stockholders”) pursuant to which we will issue and deliver shares of our common stock to the Drywave USA Stockholders in exchange for 100% of the issued and outstanding shares of common stock of Drywave USA (the “Reverse Merger”), resulting in Drywave USA becoming a wholly-owned subsidiary of the Company and resulting in a change in control of the Company and our board of directors (the “Board”).  In this Information Statement, the terms (i) “we”, “us”, “our” “Drywave” or the “Company” refers to Drywave Technologies, Inc. (formerly Strategic Dental Management Corp.), and (ii) “Drywave USA” refers to Drywave Technologies USA, Inc.

    Pursuant to the terms of the Share Exchange and Reorganization Agreement and upon the consummation of the Reverse Merger: (i) we will assume the operations of Drywave USA which will become a wholly-owned subsidiary of the Company; (ii) the outstanding shares of our common stock, except one hundred thousand (100,000) shares, currently held by AAK Ventures, LLC will be delivered to us for cancellation; and  (iii) the outstanding shares of Drywave USA common stock will be exchanged for an aggregate of 25,000,000 shares of our common stock.  We expect that following the effective time of the Reverse Merger, giving effect to the aforementioned cancellation, security holders of Drywave USA will own approximately 76.4% of our outstanding common stock.

    In connection with the Reverse Merger, our Board composition will change.  The Board currently consists of two directors, Austin Kibler and Brian Ray.  Following the effective time of the Reverse Merger, Mr. Kibler and Mr. Ray will both resign from the Board and Mr. Kibler will also resign as our Chief Executive Officer.   At that time, the Board will appoint four new directors to the Board.   The four new directors of the

Board will be Steve Howe, Nevan Elam, Hoyoung Huh and Angela Strand.  Our Board will also appoint Mr. Steve Howe to serve as our Chief Executive Officer.

    No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing of the information in this Information Statement to our stockholders of record at least ten (10) days prior to the date of a change in a majority of our directors, if such change is not effected at a meeting of our stockholders.  We are electing to treat this transaction as a change of control.  Accordingly, the resulting change of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.  This Information Statement will be available to our stockholders of record at October 21, 2013, on or about the date first shown above.

    Please read this Information Statement carefully.  It contains certain biographical and other information concerning our executive officers and directors after the completion of the Reverse Merger.

CHANGE OF CONTROL

    Following the effective time of the Reverse Merger, the Company will experience a change in control of the Company.  The Reverse Merger and related transactions will have the following consequences:

•	Drywave USA will become a wholly-owned subsidiary of the Company; and
•	Our two current directors will resign and we will add four new directors.

    As a result of the Reverse Merger, Drywave USA Stockholders will become stockholders of the Company.  Immediately following the effective time of the Reverse Merger, we expect that the Drywave USA Stockholders will own approximately 76.4% of the shares of our issued and outstanding common stock.

    We anticipate that the transaction of issuing the securities to Drywave USA Stockholders will be exempt from registration in part based on our reliance upon an exemption from registration pursuant to Section 4(2) under the United States Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.

    The completion of the Reverse Merger and the other transactions contemplated under the Share Exchange and Reorganization Agreement is subject to the satisfaction of certain conditions. Nonetheless, unforeseen matters may arise and there can be no assurance that the Reverse Merger will be completed.

VOTING SECURITIES

    Our common stock is our only class of equity securities that is entitled to vote at a meeting of our stockholders.  Each share of our common stock entitles the holders thereof to one vote.  As of October 21, 2013, there were 116,218,383 shares of our common stock issued and outstanding.  The intended change of the composition of our Board in connection with the Reverse Merger is not subject to a stockholder vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Reverse Merger

    The following table sets forth the number of shares of our common stock beneficially owned as of October 21, 2013, by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our current executive officers and directors and (iii) all of our current executive officers and directors as a group.  Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.  In computing the number of shares beneficially owned by a person or a group and the percentage of ownership of that person or group, shares of our common stock subject to options, warrants or any other security currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Information Statement, are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.  As of October 21, 2013, we had 116,218,383 shares of common stock issued and outstanding:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class

Common Stock	AAK Ventures, LLC 167 Penn Street Washington Boro, Pennsylvania 17582(1)	108,599,082	93.44%

Common Stock	Brian Ray (2) 167 Penn Street Washington Boro, Pennsylvania 17582	455	*

Common Stock	Austin Kibler (3) 167 Penn Street Washington Boro, Pennsylvania 17582	108,599,082	93.44%
Common Stock	All current executive officers and directors as a group (2 persons)	108,599,537	93.44%

* Less than 1%

(1)  AAK Ventures, LLC is a Delaware limited liability company that is controlled by Austin Kibler.  Mr. Kibler has sole voting and investment power over these securities.

(2)   Mr. Ray is a director of the Company.

(3) Mr. Kibler is our Chief Executive Officer and Director. These shares include shares owned by AAK Ventures, LLC of which Mr. Kibler has sole voting and investment power.

Following the Consummation of the Reverse Merger

    The following table sets forth the number of shares of our common stock expected to be beneficially owned by the following persons or groups assuming the completion of the Reverse Merger:  (i) each person known by us which we expect to be the beneficial owner of more than 5% of our outstanding shares of common stock following the consummation of the Reverse Merger; (ii) each of our proposed executive officers and directors following the consummation of the Reverse Merger; and (iii) all of our proposed executive officers and directors as a group.  Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.  In computing the number of shares beneficially owned by a person or a group and the percentage of ownership of that person or group, shares of our common stock subject to options, warrants or any other security currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Information

Statement, are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.  In determining the percentages, the following table assumes 32,719,301 shares of our common stock will be issued and outstanding following the effective time of the Reverse Merger.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Common Stock	EU One Group, LLC 36, boulevard des Moulins MC 98000, Monaco (1)	15,000,000	45.8%
Common Stock	Nevan Elam 890 Santa Cruz Avenue Menlo Park, CA 94025	2,375,000 (3)	7.2%
Common Stock	Hoyoung Huh 890 Santa Cruz Avenue Menlo Park, CA 94025	2,375,000 (3)	7.2%
Common Stock	Theodore Kalem 620 W 42nd Street, Apt 53C New York, NY 10036	3,000,000	9.2%
Common Stock	Nickolay Kukekov 305 W 50th Street, Apt 25A New York, NY 10017	3,000,000	9.2%
Common Stock	Chromium 24 LLC 135 East 18th St. New York, NY 10003 (2)	2,731,820	8.4%
Common Stock	Steve R. Howe 999 18th Street, Suite 3000 Denver, CO 80202	984,375 (3)	2.9%
Common Stock	Angela Strand 999 18th Street, Suite 3000 Denver, CO 80202	121,250 (3)	0.4%
Common Stock	All proposed executive officers and directors as a group (4 people)	5,855,625 (2)	16.9%

(1)	EU One Group, LLC is a limited liability company. Assuming the completion of the Reverse Merger, Philippe Feller has sole voting and investment power with respect to the EU One Group, LLC securities.

(2)
Chromium 24, LLC is a Delaware limited liability company that is controlled by John Kalem.  Mr. Kalem has sole voting and investment power over these securities. Dr. Nickolay Kukekov is a non-controlling member of Chromium 24 LLC, and disclaims beneficial ownership in Chromium 24 LLC except to the extent of his pecuniary interest therein.

(3)	Includes the vested portion of the options granted by Drywave USA that are to be assumed by the Company in connection with the Reverse Merger.

DIRECTORS AND EXECUTIVE OFFICERS

    Following the effective time of the Reverse Merger, the Board will add four directors to the Board.  Mr. Kibler and Mr. Ray will resign from the Board and Mr. Kibler will resign as our Chief Executive Officer.  The four new directors will be Steve Howe, Nevan Elam, Hoyoung Huh, and Angela Strand.  Our Board will appoint Mr. Steve Howe to serve as our Chief Executive Officer.

    The following discussion sets forth the information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the Reverse Merger.  If any proposed director listed in the table should become unavailable for any reason, which we do not anticipate, our Board will appoint any substitute nominee or nominees as the Board in its sole discretion deems necessary.

Current Executive Officers and Directors

    The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Position
Austin Kibler	30	Chief Executive Officer and Director
Brian Ray	43	Director

    Our executive officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

    Austin Kibler, age 30, has served as our Chief Executive Officer and member of the Board since March of 2013.  Mr. Kibler currently serves as the founder and sole member of Crown A Excavating, LLC, a Pennsylvania limited liability company.   We believe that Mr. Kibler’s experience working with and operating small businesses qualifies him to serve on the Board.

    Brian Ray, age 43, has served as a member of the Board since January 2010 and was the Chief Executive Officer from January 2010 until he resigned in March 2013.   Mr. Ray currently is a part owner of LR Properties LLC, which is a real-estate investment and development company.  Mr. Ray is also a part owner of Baywind Holdings LLC, which owns SofTouch Dental Care LLC.  From 1998 to January 2010, Mr. Ray worked as Senior Consultant with Fuld and Company.   Prior to that, Mr. Ray owned several small businesses.     Mr. Ray holds a Masters of Organizational Behavior and a bachelor’s degree in Psychology and Business Administration from Brigham Young University.  He is also a member of the Society of Competitive Intelligence Professionals.  We believe that Mr. Ray’s experience with consulting activities qualifies him to serve on the Board.

Proposed Executive Officers and Directors Following the Reverse Merger

    Upon the closing of the Reverse merger, the following individuals are expected to serve as members of our Board or serve as our executive officers:

Name	Age	Title
Steve R. Howe	60	Chief Executive Officer, Chairman of the Board and Director
Angela Strand	45	Director
Nevan C. Elam	45	Director
Hoyoung Huh, Ph.D	42	D Director

    Steve R. Howe. Mr. Howe currently serves as the Chief Executive Officer and Chairman of the Board for Drywave USA.  Mr. Howe is also the Executive Chairman of AntriaBio, Inc.  Prior to his service with AntriaBio, Inc., Mr. Howe served as Chairman of the Board and Chief Executive Officer of PR Pharmaceuticals

from its formation in 1998 to 2010.  Mr. Howe was a founder of Micrel Limited, Inc., a privately held drug delivery company, and served as the Chief Executive Officer for Micrel from 1987 through 1998, when it merged into PR Pharmaceuticals.  Mr. Howe received his BA in Business Administration, with an emphasis on finance and accounting, from the University of Wyoming in 1974.  We believe that Mr. Howe’s extensive experience with overseeing companies along with his finance and accounting experience qualifies him to serve on the Board.

    Angela Strand.  Ms. Strand currently serves as a Director of Drywave USA.  Ms. Strand has served as the Chief Marketing Officer and Vice President of Business Development at Smith Electric Vehicle since April 2011 to present.  Ms. Strand brings 20 years of diverse global marketing and business development experience spanning technology, software, biotech/medical device and transportation and logistics industries.   Prior to joining Smith, Ms. Strand served as Vice President of Market Development for Proteus, a development-stage company pioneering the field of digital health using MEMS-based ingestible and wearable sensors.  She has also served in leadership and executive roles for three growth-stage companies that were subsequently acquired:  Aerogen (acquired by Nektar Therapeutics), Novacept (acquired by Cytyc) and FemRx (acquired by J&J).  Previously, Ms. Strand worked in marketing roles for IBM and Federal Express.  We believe that Ms. Strand’s extensive experience in marketing and business development qualifies her to serve on the Board.

    Nevan C. Elam.  Mr. Elam currently serves as a Director of Drywave USA.   Mr. Elam is currently the President, Chief Executive Officer and a Director of AntriaBio, Inc.  Prior to his service with AntriaBio, Inc., Mr. Elam served as Chief Executive Officer and President of AeroSurgical Ltd., a medical device company operating out of Ireland.  Prior to his service with AeroSurgical Ltd., Mr. Elam was Head of the Pulmonary Business Unit and Senior Vice President of Nektar Therapeutics from April 2007 through December 2008. Mr. Elam served as General Counsel and Secretary of Nektar Therapeutics, a Delaware corporation from January 2005 through April 2007 and also served as its Senior Vice President of Corporate Operations until April 2007. From March 2004 through December 2004, Mr. Elam served as an Advisor to E2open, Inc. From February 2002 through March 2004, Mr. Elam served as Chief Financial Officer of E2open and from October 2000 to February 2002, he served as Vice President Business and Corporate Development and General Counsel of E2open. Prior to E2open, Mr. Elam was a Partner in the corporate practice of the law firm of Wilson Sonsini Goodrich & Rosati, where he served for eight years. He serves as Director of Savara, Inc., AeroSurgical Ltd. and Aerogen Ltd. Mr. Elam received his Juris Doctorate from Harvard Law School and a Bachelors of Arts from Howard University.  We believe that Mr. Elam’s experience advising companies of their unique legal and regulatory obligations qualifies him to serve on the Board.

    Hoyoung Huh, M.D., Ph.D.  Dr. Huh currently serves as a Director of Drywave USA.  Dr. Huh is currently a Managing Director of Konus Advisory Group, a boutique healthcare firm. Prior to founding Konus, Dr. Huh was Chief Executive Officer of BiPar Sciences, Inc.  In addition, Dr. Huh has been involved in the formation, management and board positions of multiple biotechnology and innovation-based companies. Dr. Huh currently serves as the Chairman of the Board of Geron Corporation and CytomX Therapeutics as well as on the board of directors for Addex Therapeutics, ReSurge International, AntriaBio, Inc. and SF Jazz.  Dr. Huh holds an M.D. from Cornell University Medical College, a Ph.D. in Genetics/Cell Biology from the Cornell University/Sloan-Kettering Institute, and a Bachelor’s degree in biochemistry from Dartmouth College.  We believe that Dr. Huh’s experience qualifies him to serve on the Board.

    There are no family relationships among any of our current or proposed officers and directors.

Certain Legal Proceedings Involving Directors or Executive Officers

    To our knowledge, other than Mr. Howe, none of our officers (exiting or proposed) or our directors (existing or proposed) have, during the last ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•
been found by a court of competent jurisdiction in a civil action or by the United States Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

PR Pharmaceuticals Inc. Bankruptcy

    On November 14, 2008, PR Pharmaceuticals Inc. filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code.  Mr. Howe served as the chief executive officer of PR Pharmaceuticals Inc. during the time the bankruptcy petition was filed.

CORPORATE GOVERNANCE

Director Independence

    Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to determine whether our current directors are independent. The Board has determined that Mr. Kibler and Mr. Ray do not qualify as “independent” in accordance with the published listing requirements of The NASDAQ Stock Market and for purposes of Section 16 of the Exchange Act because Mr. Kibler currently serves as our Chief Executive Officer and Mr. Ray was an employee in the last three years.  NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the Company;

•
the director or a family member of the director accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•	a family member of the director is, or at any time during the past three years was, an executive officer of the Company;

•
the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•
the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the Company served on the compensation committee of such other entity; or

•
the director or a family member of the director is a current partner of the Company’s outside auditor, or at any time during the past three years was a partner or employee of the Company’s outside auditor, and who worked on the company’s audit.

Section 16(a) Beneficial Ownership Reporting Compliance

    Section 16(a) of the Securities Act, requires our executive officers and directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5, respectively.  Executive officers, directors and greater than 10% stockholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file.  Based on our review of the copies of such forms received by us, and to the best of our knowledge, other than Mr. Kibler, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner.

Audit Committee Information

    The Company’s Board does not have a separate audit committee. Given the small size of the Board and the limited number of independent directors over the Company’s history, the Board has determined that it is appropriate for the entire Board to act as the audit committee, which has resulted in the directors who are also executive officers serving on our audit committee. The Company’s Board has not adopted a charter for the audit committee. The Company does not have a financial expert, as that term is defined in Item 407(d)(5) of Regulation S-K, on its Board.

    In connection with the Company’s audited financial statements for the fiscal year ended December 31, 2012, the Board, acting as the audit committee, reviewed and discussed the audited financial statements with management; discussed with the Company’s independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T; received the written disclosures and the letter from the independent accountant required by applicable requirements of the PCAOB regarding the independent accountant’s communication with the audit committee concerning independence, and discussed with the independent accountant the independent accountant’s independence.  Based on the review and reports of the discussions above, the Board, acting as the audit committee, determined to include the audited financial statements in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012.

    The foregoing has been furnished by: Brian Ray and John Lundgreen

 Nominating Committee

    The Company’s Board does not have a separate nominating committee. Given the small size of the Company’s board and the limited number of independent directors over the Company’s history, the Board has determined that it is appropriate for the entire board to act as the nominating committee, which has resulted in the directors who are also executive officers serving on its nominating committee. The Company’s Board has not adopted a charter for the nominating committee. The Company’s Board has never adopted a policy concerning the nomination of directors or consideration of director candidates recommended by security holders. Historically, the Company has identified potential nominees from people known to its directors and officers who had knowledge and experience relevant to the Company’s business.

Compensation Committee

    The Company’s Board does not have a separate compensation committee. Given the small size of the Company’s board and the limited number of independent directors over the Company’s history, the Board has determined that it is appropriate for the entire board to act as the compensation committee. The Company’s Board has not adopted a charter for the compensation committee. Historically, the Company has never used a compensation consultant. Executive officer and director compensation has been established following negotiations between the executive officers and the other members of the Board, within the limits imposed by the Company’s financial circumstances.

Compensation Committee Interlocks and Insider Participation

    No member of the Board or executive officer of the Company has served as a member of the Board or compensation committee of any entity that has one or more executive officers serving as a member of the Company’s Board of Directors.

Board Leadership Structure and Role in Risk Oversight

    Our Board recognizes that the leadership structure and combination or separation of the chief executive officer and chairman roles is driven by the needs of the Company at any point in time.  Currently, Mr. Kibler serves as the chairman of our Board and Chief Executive Officer.  We have no policy requiring the combination or separation of leadership roles and our governing documents do not mandate a particular structure.  This has allowed, and will continue to allow, our Board the flexibility to establish the most appropriate structure for our company at any given time.

    Immediately following the completion of the Reverse Merger, the size of our management team will be increased in order to manage our expanded operations, risks and resources.  It is anticipated that Mr. Howe will serve as the Chairman of the Board and Chief Executive Officer.

    Our current directors are involved in the general oversight of risks that could affect our Company and the proposed directors will continue to evaluate our leadership structure and modify such structure as appropriate based on our size, resources and operations.

Stockholder Communication

    Stockholders may communicate with any and all members of the Board by mailing correspondence to:

Drywave Technologies, Inc.
Attn:  Chief Executive Officer
999 18th Street, Suite 3000
Denver, CO 80202

    Stockholders should clearly specify in each communication the name of the director to whom the communication is directed and that the communication is from a stockholder.

EXECUTIVE COMPENSATION

    We have no fulltime employees, including our executive officers. Our business is currently very small and does not require the services of full-time persons to execute our corporate strategies. Engaging professional consultants under part-time contracts allows us to conserve our limited cash resources while applying appropriate resources to technical and executive tasks. Our executives have been engaged and compensated as independent contractors to provide services similar to those provided by them to other companies. As we are successful in our growth strategies, our employment practices will change to more traditional employer/employee relationships as appropriate.

Summary Compensation Table

The following table shows the particulars of compensation paid to our current Chief Executive Officer, our former Chief Executive Officer and Chief Financial Officer and our former Secretary during the years ended December 31, 2012 and 2011.

Name and Principal Position	Year Ending June 30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All other Comp.	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Austin Kibler, CEO and director(1)	2012 2011	– –	– –	– –	– –	– –	– –	– –	– –
Brian Ray, Director, Former CEO/CFO(2)	2012 2011	– –	– –	– –	– –	– –	– –	– –	– –

John Lundgreen Former Secretary and Director(3)	2012 2011	– –	– –	– –	– –	– –	– –	– –	– –

(1)	Mr. Kibler was appointed to these positions in March 2013. Mr. Kibler will not receive any compensation for his service as our Chief Executive Officer and Director.

(2)	Mr. Ray was appointed to these positions on January 8, 2010 and resigned as the Chief Executive Officer and Chief Financial Officer on March 19, 2013. No compensation was received for these services.

(3)	Mr. Lundgreen was appointed to these positions on January 8, 2010 and resigned on March 19, 2013. No compensation was received for these services.

Since our incorporation on January 8, 2010, no stock options or stock appreciation rights, other than those listed below, were granted to any of our directors or executive officers, none of our directors or executive officers exercised any stock appreciation rights, and none of them hold unexercised stock options. We have no long-term incentive plans.

Outstanding Equity Awards at Fiscal Year-End

Our current and former directors and officers do not have unexercised options, stock that has not vested or equity incentive plan awards.

Director Compensation

Mr. Kibler will not receive any compensation for his service as a director prior to the Reverse Merger.  During the years ended December 31, 2012 and 2011, neither Mr. Ray nor Mr. Lundgreen received any compensation for their services as directors.

Employment Agreements and Arrangements

We have no employment agreement with Mr. Kibler.  Following the closing of the Reverse Merger, our plans for compensation arrangements for the newly appointed directors and officers will be set by the Board at some future date.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS
AND CERTAIN CONTROL PERSONS

    On December 31, 2012, the Company issued 120,000 shares of our common stock to American Business Services, Inc. in connection with the conversion of the promissory note.  The conversion price was $0.05 per share of our common stock as set forth in the note agreement.

    On March 6, 2013, Messrs. Brian Ray and John Lundgreen, the holders of 4,800,000 shares of common stock, representing approximately 93.9% of the issued and outstanding common stock of the Company entered into and performed a securities purchase agreement (“SPA”) pursuant to which 4,773,586 shares were sold to AAK Ventures, LLC, a Delaware limited liability company.  Pursuant to the SPA, the shares were sold for aggregate consideration of $298,626.   In connection with the SPA: (a) Brian Ray resigned as the Chief Executive Officer and Chief Financial Officer, (b) John Lundgreen resigned as the Secretary and member of the board of directors, and (c) Austin Kibler was appointed to serve as Chief Executive Officer and as a member of the board of Directors.  Austin Kibler owns AAK Ventures, LLC.

    Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by us with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 Regulation S-K.  The Company is currently not a subsidiary of any company.

Review and Approval of Related Party Transactions

    Because we do not have a separate audit committee, our entire Board reviews all related party transactions. In reviewing and approving the related party transactions set forth in “Transactions with Related Persons, Promoters and Certain Control Persons”, the Board considered the relationship of the parties to the Board and the Company in determining that the terms of the related party transactions were consistent with an arms-length transaction and were in the best interests of the Company and its stockholders. In making this determination, the Board considered the independence of the Company’s management and the Company’s counsel in negotiating the terms of the related party transactions, the overall independence of the Board in reviewing and approving the terms of the related party transactions, the conformity of the terms of the related party transactions with similar deals in the industry and the needs of the Company in relation to funding its ongoing operations. We do not have a written policy regarding specific standards for the consideration of related party transaction, but instead relies upon the expertise of its members and their independence in making a determination that is in the best interests of the Company and our stockholders.

LEGAL PROCEEDINGS

    We are not aware of any legal proceedings relating to securities or other proceedings that could have an adverse impact on the Company in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

    We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPANY:	DRYWAVE TECHNOLOGIES, INC.

Dated: October 23, 2013	By: /s/ Austin Kibler
Austin Kibler
Chief Executive Officer